Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 12, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___               Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                           No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.             A news release dated January 15, 2007 entitled ‘Vodafone Launches three New Exclusive Special Edition Vodafone McLaren Mercedes Handsets’

2.             Stock Exchange Announcement dated January 3, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

3.             Stock Exchange Announcement dated January 4, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

4.             Stock Exchange Announcement dated January 5, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

5.             Stock Exchange Announcement dated January 8, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

6.             Stock Exchange Announcement dated January 9, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

7.             Stock Exchange Announcement dated January 11, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

8.             Stock Exchange Announcement dated January 12, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

9.             Stock Exchange Announcement dated January 15, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

10.           Stock Exchange Announcement dated January 16, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

11.           Stock Exchange Announcement dated January 17, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

12.           Stock Exchange Announcement dated January 18, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

13.           Stock Exchange Announcement dated January 19, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

14.           Stock Exchange Announcement dated January 22, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

15.           Stock Exchange Announcement dated January 23, 2007 entitled ‘Transaction in Own Securities’

16.           Stock Exchange Announcement dated January 24, 2007 entitled ‘Notification of Transactions of Directors,
Persons Discharging Managerial Responsibility or Connected Persons’

17.           Stock Exchange Announcement dated January 24, 2007 entitled ‘Transaction in Own Securities’

18.           Stock Exchange Announcement dated January 25, 2007 entitled ‘Transaction in Own Securities’

19.           Stock Exchange Announcement dated January 26, 2007 entitled ‘Transaction in Own Securities’

20.           Stock Exchange Announcement dated January 29, 2007 entitled ‘Transaction in Own Securities’

21.           Stock Exchange Announcement dated January 31, 2007 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

15 January 2007

VODAFONE LAUNCHES THREE NEW EXCLUSIVE SPECIAL EDITION

VODAFONE MCLAREN MERCEDES HANDSETS

•                  3 exclusive special edition handsets to support the new Vodafone McLaren Mercedes team

•                  3G broadband (HSDPA), 3G and 2G  handsets from Samsung and Sharp

•                  Range of styles and prices to meet customer needs

Vodafone today announces a range of three new exclusive special edition consumer handsets to support the official launch of the new Vodafone McLaren Mercedes team in Valencia on Monday 15 January.

The range of Vodafone McLaren Mercedes handsets comprises the Vodafone McLaren Mercedes 770SH  (3G) and Vodafone McLaren Mercedes GX29 (2G), two clam shells from Sharp and the 3G broadband slider Vodafone McLaren Mercedes - SGH-Z720M from  the Samsung Ultra Edition. The design of the new handsets mirrors the new team identity and car design, featuring a chrome silver cover with highlights in the Vodafone McLaren Mercedes team ‘rocket’ red colour. The handsets, which offer Vodafone live! consumer services, include video clips and images of the Vodafone McLaren Mercedes racing car in the new 2007 livery as well as a sleek menu design, special ring tones and a racing game.

The Vodafone McLaren Mercedes handset range has a mobile phone for everyone. The Vodafone McLaren Mercedes GX29 - a 2G Vodafone live! handset is based on the iconic GX29 clamshell design and the Vodafone McLaren Mercedes 770SH 3G handset features a 1.3 mega pixel camera. The 3G broadband slider Vodafone McLaren Mercedes - SGH-Z720M offers even faster access to multi media services such as mobile TV and full track music downloads, faster download of music and video files and high speed download of emails when the handset is used as a modem for  laptops. The handset also features a 3 mega pixel camera with auto focus.

“These new exclusive special edition consumer handsets offer our customers a unique opportunity to get closer to  the new Vodafone McLaren Mercedes team, accessing exclusive pictures and latest news throughout the  Formula 1 racing season through Vodafone live!”, said Frank H. Rövekamp, Global Chief Marketing Officer Vodafone. “Both Sharp and Samsung have helped us deliver innovative and unique handsets that will help our customers make the most of their time.”

“It’s great to see Vodafone and the team at McLaren Mercedes working closely together to ensure the delivery of these unique handsets, offering compelling content and creating greater affinity to the team,” said Ron Dennis, Managing Director, McLaren Mercedes.

-ends-

Note to Editors

The handset range will be available from 16 January 2007 in some Vodafone Operating Companies. Vodafone Operating Companies will stock a variety of models from the range depending on local market needs.

Product details

	Vodafone McLaren Mercedes - SGH-Z720M	Vodafone McLaren Mercedes 770SH	Vodafone McLaren Mercedes GX29
Form Factor	Slider	Clam	Clam
Band	3G/HSDPA	3G	2G
Camera	3 MP with auto focus	1.3 MP	VGA
Special Vodafone McLaren Mercedes Content	Embedded videos, pictures and ring tone	Embedded videos, pictures, ring tone, racing game	Embedded pictures, ring tone, racing game
Vodafone live! services Note: service availability is subject to local network support	o Access to Vodafone live! portal with news, pictures and downloads o Mobile TV o Full Track Music Download o Vodafone Radio DJ o Video Telephony o Vodafone Messenger	o Access to Vodafone live! portal with news, pictures and downloads o Mobile TV o Full Track Music Download o Vodafone Radio DJ o Video Telephony o Vodafone Messenger	o Access to Vodafone live! portal with news, pictures and downloads
Multimedia	o Music and Video Player o Games	o Music and Video Player o Games	o Games
Connectivity	o USB 2.0 o Bluetooth 2.0 incl. stereo headset profile	o USB 1.1 o Bluetooth 1.1	o USB 1.1 o Bluetooth 1.1
Manufacturer	Samsung	Sharp	Sharp

Vodafone McLaren Mercedes - SGH-Z720M

Image to follow at a later date.

Vodafone McLaren Mercedes 770SH

Vodafone McLaren Mercedes GX29

Copyright notes

© Vodafone Group 2007

VODAFONE, the Vodafone logos, Vodafone live!, Vodafone Radio DJ and Vodafone Messenger are trade marks of the Vodafone Group. Other product or company names mentioned herein may be the trade marks of their respective owners.

About Vodafone

Vodafone is the world’s leading international mobile telecommunications group with equity  interests in 25 countries across 5 continents with 191.6 million proportionate customers worldwide as at 30 September 2006 as well as 33 partner networks. For further information, please visit www.vodafone.com

For further information:

Vodafone Group
Media Relations
Tel:         +44 (0) 1635 664444

See images of the new range of Vodafone McLaren Mercedes handsets on www.vodafone. com

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 January 2007

Number of ordinary shares transferred:	501,404

Highest transfer price per share:	143p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,277,138,617 of its ordinary shares in treasury and has 58,045,115,939 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,767,977,322 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,767,977,322. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 January 2007

Number of ordinary shares transferred:	222,946

Highest transfer price per share:	142p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,276,915,671 of its ordinary shares in treasury and has 58,045,166,575 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,768,250,904 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,768,250,904  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 January 2007

Number of ordinary shares transferred:	991,316

Highest transfer price per share:	143.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,275,924,355  of its ordinary shares in treasury and has  58,046,174,413 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone  has 52,770,250,058 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,770,250,058  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 January 2007

Number of ordinary shares transferred:	66,500

Highest transfer price per share:	148.25p

Lowest transfer price per share:	141.5p

Following the above transfer, Vodafone holds 5,275,857,855 of its ordinary shares in treasury and has  58,046,334,419 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone  has 52,770,476,564 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,770,476,564. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 January 2007

Number of ordinary shares transferred:	56,549

Highest transfer price per share:	146p

Lowest transfer price per share:	141.5p

Following the above transfer, Vodafone holds 5,275,801,306 of its ordinary shares in treasury and has 58,046,425,489 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,770,624,183 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,770,624,183. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 January 2007

Number of ordinary shares transferred:	27,599

Highest transfer price per share:	147.5p

Lowest transfer price per share:	142p

Following the above transfer, Vodafone holds 5,275,773,707 of its ordinary shares in treasury and has 58,046,732,731 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone  has 52,770,959,024 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,770,959,024. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 January 2007

Number of ordinary shares transferred:	2,018,620

Highest transfer price per share:	149.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,273,755,087 of its ordinary shares in treasury and has  58,049,313,141 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone  has 52,775,558,054 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,775,558,054. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 January 2007

Number of ordinary shares transferred:	5,452,571

Highest transfer price per share:	149.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,268,302,516 of its ordinary shares in treasury and has 58,055,921,953 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,787,619,437 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,787,619,437. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 January 2007

Number of ordinary shares transferred:	385,594

Highest transfer price per share:	149p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,267,916,922 of its ordinary shares in treasury and has 58,056,103,357 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone  has 52,788,186,435 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,788,186,435. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 January 2007

Number of ordinary shares transferred:	1,269,325

Highest transfer price per share:	149.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,266,647,597 of its ordinary shares in treasury and has 58,056,318,957 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone  has 52,789,671,360 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,789,671,360. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 January 2007

Number of ordinary shares transferred:	831,546

Highest transfer price per share:	149.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,265,816,051 of its ordinary shares in treasury and has  58,056,506,248 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone  has 52,790,690,197 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,790,690,197. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 January 2007

Number of ordinary shares transferred:	581,527

Highest transfer price per share:	149.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,265,234,524 of its ordinary shares in treasury and has 58,056,725,464 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone  has 52,791,490,940 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,791,490,940. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – VOTING RIGHTS AND CAPITAL

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 January 2007

Number of ordinary shares transferred:	561,657

Highest transfer price per share:	149.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,264,672,867 of its ordinary shares in treasury and has 58,056,942,583 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone  has 52,792,269,716 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,792,269,716. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 January 2007

Number of ordinary shares transferred:	399,160

Highest transfer price per share:	149.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,264,273,707 of its ordinary shares in treasury and has 52,792,728,338 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 23 January 2007 by HBOS Employee Equity Solutions that on 11 January 2007 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 149p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	168
Paul Michael Donovan	168
Alan Paul Harper	168
Terry Dean Kramer	168
Stephen Roy Scott	168

* Denotes Director of the Company

Philip Howie
Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 January 2007

Number of ordinary shares transferred:	275,626

Highest transfer price per share:	147.75p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,263,998,081 of its ordinary shares in treasury and has 52,793,090,939 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 January 2007

Number of ordinary shares transferred:	908,980

Highest transfer price per share:	149.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,263,089,101 of its ordinary shares in treasury and has 52,794,151,483 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 January 2007

Number of ordinary shares transferred:	373,716

Highest transfer price per share:	149.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,262,715,385 of its ordinary shares in treasury and has 52,795,363,647 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 January 2007

Number of ordinary shares transferred:	647,883

Highest transfer price per share:	150.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,262,067,502 of its ordinary shares in treasury and has 52,797,143,148 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 January 2007

Number of ordinary shares transferred:	4,853,418

Highest transfer price per share:	150.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,257,214,084 of its ordinary shares in treasury and has 58,061,691,304 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,804,477,220  ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,804,477,220. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 12, 2007	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary